

82-34884



Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States





06010118

Randers, 30 December 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 45/2005 of 30 December 2005
  "Vestas receives order for V90-2.0 MW wind turbines for Germany"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997

82-34884



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K


SEC MAIL
RECEIVED
PROCESSING
JAN 05 2006
WASH. D.C.
213
SECTION

Randers, 30 December 2005
Stock exchange announcement No. 45/2005

Vestas receives order for V90-2.0 MW wind turbines for Germany

The Vestas Group has received an order for 20 units of the V90-2.0 MW turbine for a wind power plant in Würzburg in the state of Bavaria, Germany.

The order, which is a utilization of a frame agreement signed earlier list year, has been received from Voltwerk AG in Hamburg. Voltwerk AG is one of the leading German issuing houses for investments in renewable energy and the company has up to now structured and financed wind und solar parks with an investment volume of approximately EUR 400m.

"*We are happy to be able to expand our working relationship with Vestas. Through the high reliability of the V90-2.0 MW turbine, we are able to offer our customers an optimal financial performance. For projects which are calculated with a lifetime of 20 years, this is of great importance to the investors,*" says Nikolaus Krane, CEO of Voltwerk AG.

"*Vestas is very pleased to receive the order from Voltwerk AG which confirms the long partnership between our companies and the confidence in the V90-2.0 MW turbine,*" says Hans Jörn Rieks, President of Vestas Central Europe.

The above order does not effect the Vestas Group's expectations for 2005 and 2006 cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to Hans Jörn Rieks, President of Vestas Central Europe, telephone: +49 4841 971 107 or to Annette Munk Rasmussen, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 97300000. Questions for Voltwerk AG may be addressed to IR Manager, Mr Marx, telephone: +49 40/23 71 02-311

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S